EXHIBIT 8.3

                   (Letterhead of Coopers & Lybrand L.L.P.)


July 30, 1996

Mr. Jay B. Rising
President
Metropolitan Realty Corporation
535 Griswold, Suite 748
Detroit, MI  48226

RE:      Proposed Restructuring and Offering

Dear Mr. Rising:

This letter is in response to your request for our opinion regarding the federal income tax consequences of the proposed restructuring of Metropolitan Realty Corporation and the proposed new offering. It replaces our prior opinions to you dated November 22, 1996, and June 18, 1996. This opinion is based on draft copies of registration statement Forms S-4 and S-11, as filed and amended with the Securities Exchange Commission, the proposed Operating Agreement of Metropolitan Realty Company, L.L.C., dated October 27, 1995, as amended, and an appraisal of MRC assets by Cushman & Wakefield, dated September 27, 1995. We have also assumed that MRC is organized and operating as a qualified real estate investment trust for federal income tax purposes, and that the limited liability company will have at least two members at all times and was validly formed, registered and operated under the Delaware Limited Liability Company Act.

By this letter, Coopers & Lybrand L.L.P. is issuing an opinion as to the federal tax consequences of certain aspects of the proposed transaction as described below.

The Proposed Transaction

General. Through a series of transactions, MRC proposes to convert into a limited liability company ("MRC,LLC") organized under Delaware law. MRC will contribute or assign substantially all of its assets and liabilities to MRC,LLC in exchange for all the Class A Membership Interests in MRC,LLC. Thereafter, existing Majority Stockholders of MRC will receive the Class A Membership Interests in proportion to and in exchange for their stock ownership in MRC in a liquidating transaction. Certain Minority Stockholders will be entitled to a cash payment in lieu of receiving Membership Interests in MRC,LLC. In addition, MRC,LLC will issue Class B Membership Interests to new investors in exchange for cash.

The assets to be contributed to MRC,LLC consists primarily of mortgages and cash or cash equivalents. The liabilities to be assumed by MRC,LLC are de minimus.<F1>1

In general, holders of the Class A Membership Interests will be entitled to participate proportionately in the Class A Assets, which will consist initially of the former assets of MRC that are transferred to MRC,LLC. Holders of Class B Membership Interests will participate in the Class B Assets, which will consist initially of the net proceeds of the Class B offering as invested by Management. Under the Operating Agreement, certain expenses of MRC,LLC that are attributable solely to one class of assets will be allocated entirely to that class, while other general expenses of MRC,LLC will be allocated proportionately among both classes. Notwithstanding MRC,LLC's intention to so apportion expenses, neither the Class A Assets nor the Class B Assets will be beyond the reach of MRC,LLC's general creditors.

Federal Tax Consequences of the Proposed Transaction

The Organizational Transactions. No gain or loss will be recognized by MRC upon the contribution of its assets to MRC,LLC in exchange for Class A Membership Interests, provided 1) MRC,LLC is classified as a partnership for federal income tax purposes, and 2) no more than eighty percent of the value of MRC,LLC's assets (excluding cash and nonconvertible debt obligations) can be represented by readily marketable stocks or securities, or interests (shares) in regulated investment companies or REITs. In addition, no gain or loss will be recognized by holders of Class B Membership Interests upon the contribution of cash to MRC,LLC solely in exchange for such shares.

After the contribution of its assets to MRC,LLC in exchange for MRC,LLC Class A Membership Interests, MRC will distribute the Membership Interests to the Majority Shareholders in a liquidating distribution. Under section 336(a) of the Code, the distribution will be treated as if MRC sold the distributed Membership Interests to the distributees at fair market value (i.e., net value of property distributed, plus liabilities assumed or taken subject to), and gain or loss will be recognized. Based on the appraised values of MRC's assets, MRC will realize a net loss as a result of the distribution.<F2>2

Amounts received by shareholders in a distribution in complete liquidation will be treated as full payment in exchange for their stock pursuant to section 331 of the Code. Gain or loss will be recognized based on the difference between the amount of the distribution and the shareholder's tax basis in its MRC stock. Such gain or loss may be excludible from unrelated business taxable income (UBTI) of a tax exempt shareholder, depending on the
- --------
<F1>1     Liabilities are less than one percent of Class A Assets.

<F2>2 Were MRC to realize a net gain resulting from the distribution, it would be entitled to a dividends paid deduction to the extent the distribution is chargeable to accumulated earnings and profits and, if the liquidation is completed within 24 months (after the adoption of a plan of liquidation), to the extent of current earnings and profits. Section 562(b)(1) of the Code.

circumstances of the particular investor (e.g., whether the investment was "debt-financed"). See Tax Exempt Investors, below, for additional discussion of the UBTI rules.

The liquidating distribution of Class A Membership Interests to MRC Majority Shareholders will result in a termination and reconstitution of MRC,LLC solely for tax purposes under section 708 of the Code. Generally, under a section 708 termination, the bases of MRC,LLC's assets will be substituted with the bases of MRC,LLC shares held by its Members. The new bases will then carryover to the reconstituted MRC,LLC. The tax lives of any depreciable or amortizable assets held by MRC,LLC may require recomputation or extension as the result of a section 708 termination.

Taxation of MRC,LLC and Members

Partnership Status. MRC,LLC is seeking rulings from the Internal Revenue Service that it will be classified and treated as a partnership for federal income tax purposes. The IRS has not yet determined whether it will issue such rulings because certain issues arising under the qualifying income exception to the publicly traded partnership rules, discussed below, are currently under study by the agency. A decision by the IRS not to rule on these issues means only that the IRS has decided not to adopt a formal opinion at this time in the form of a private letter ruling and does not mean that the IRS has adopted a position that is adverse to the opinions stated herein.

Nevertheless, in the opinion of Coopers & Lybrand L.L.P., MRC,LLC will be classified and treated as a partnership for federal income tax purposes, as described more fully below. As a partnership, MRC,LLC will not be subject to federal income tax, but will pass through items of income, gain, deduction, loss and credit to Members.

Partnership Classification Standards. For purposes of section 7701(a) of the Code, section 301.7701-2 of the Income Tax Regulations, provides that an unincorporated organization that possesses business associates and an objective to carry on business and divide the gains therefrom, will be classified as a partnership if it lacks at least two of the following four corporate characteristics:

         1) continuity of life;
         2) centralized management;
         3) free transferability of interests; and
         4) limited liability.

In the opinion of Coopers & Lybrand L.L.P., MRC,LLC will at least lack the corporate characteristics of continuity of life and free transferability of interests for federal income tax classification purposes.

Rev. Proc. 95-10, 1995-1 C.B. 501, interprets the partnership classification regulations and supercedes Rev. Proc. 89-12, 1989-1 C.B. 798, for purposes of establishing the conditions in which the IRS will issue rulings on the classification of limited liability companies. The terms of MRC,LLC's Operating Agreement satisfy the conditions in Rev. Proc. 95-10.

With regard to lacking continuity of life, section 5.01(1) of Rev. Proc. 95-10 generally provides that a limited liability company will not satisfy this requirement unless the operating agreement pursuant to the controlling statute provides that the death, insanity, bankruptcy, retirement, resignation, or expulsion of any member-manager causes the dissolution of the LLC without further action of the members, unless the LLC is continued by consent of not less than a majority of the remaining members.

Article XI, section 11.1 of the MRC,LLC Operating Agreement provides that MRC,LLC will dissolve and its affairs will be wound up on the first to occur of the following events: (a) December 31, 2025; (b) the entry of a decree of judicial dissolution, as provided under the Limited Liability Company Law; (c) by the consent of the Members holding at least seventy-five percent (75%) of the Membership Interests; or (d) upon the death, retirement, resignation, expulsion, Bankruptcy, or dissolution of a Member-Manager or the occurrence of any other event that terminates the continued Membership of a Member-Manager in MRC,LLC, unless, in the case of disassociation of membership described in clause (d) above, remaining Members representing either a majority of the Total Percentage Interests of the Company (provided such majority represents a majority of the profits interests of the Company) or, alternatively, a majority of the Percentage Interests of each class or series, consent to the continuation of the business of the Company within 90 days after the disassociation.

The dissolution events described in section 11.1 of the Agreement include all events described in section 5.01(1) of Rev. Proc. 95-10.

In addition, the majority vote that is required to continue MRC,LLC following a dissolution event satisfies the safe harbor set forth in Rev. Proc 94-46, 1994-2 C.B. 688, which requires the affirmative vote of both a majority in profits interests and a majority in capital interests.


The Agreement requires that a majority vote of the Total Percentage Interests (which are based solely on capital accounts under Article XIII, Definitions) also represent a majority of the profits interests to be effective. In most cases, a simple majority of the Total Percentage Interests will in fact represent a majority of the profits interests. However, because returns may vary between classes relative to their respective capital accounts, the Agreement provides that a majority vote of the Total Percentage Interests also represent a majority of the profits interests in order to continue MRC,LLC following a dissolution event.

The Agreement provides in the alternative that a majority vote of the Percentage Interests of each class may also continue the existence of MRC,LLC. Unlike Total Percentage Interests, Percentage Interests are not adjusted for all changes in capital accounts, but only in the case of redemptions, etc., which could disproportionately impact the interests of investors within a single class. On a per class basis, the Percentage Interests will be at all times directly proportional to the capital and the profits interests in that class. Accordingly, a majority vote of Percentage Interests of each class will always meet the requirements of Rev. Proc. 94-46.

Based on the foregoing, MRC,LLC will lack the corporate characteristic of continuity of life.
                                       4

With regard to lacking free transferability of interests, section 5.02(1) of Rev. Proc. 95-10 provides that an entity will meet this requirement if, in the case of an LLC whose members designate or elect one or more members as managers, those members holding more than 20 percent of all interests in the LLC's capital, income, gain, loss, deduction and credit, do not have the power to confer upon a non-member all the attributes of the member's interests in the LLC without the consent of not less than a majority of the non-transferring member-managers.

Section 3.02 of Rev. Proc. 92-33, 1992-1 C.B. 782, further provides that the IRS will rule that a partnership lacks free transferability if the partnership agreement expressly restricts the transferability of partnership interests representing more than 20 percent of all interests in partnership capital, income, gain, loss, deduction and credit.

Article XIII of the Operating Agreement defines a "Restricted Membership Interest" as those Membership Interests (or portions thereof) that represent at least 21 percent of the Membership Interests of a particular class, as identified in Schedule 1 attached thereto. Article VII, sections 7.3 and 7.4 of the Agreement permit the assignee of a Restricted Membership Interest to be admitted as a Member in the MRC,LLC in the place and stead of the assignor Member only with the consent of not less than a majority of the non-transferring Member-Managers.

More than 20 percent of all interests in MRC,LLC's capital, income, gain, loss, deduction and credit will be Restricted Membership Interests and not transferable without the consent of a majority of the non-transferring Member-Managers. Accordingly, MRC,LLC lacks the corporate characteristic of free transferability of interests.

In addition to the partnership classification standards discussed above, Coopers & Lybrand L.L.P. has reviewed other standards and requirements relating to partnership classification and confirmed that the Operating Agreement is in accord with these standards and requirements. Accordingly, MRC,LLC will be classified as a partnership under section 7701(a) of the Code.

Publicly Traded Partnership Rules. Even though MRC,LLC is classified as a partnership for purposes of section 7701(a) of the Code, in order to be treated as a partnership for federal income tax purposes MRC,LLC cannot be subject to the publicly traded partnership rules in section 7704 of the Code.

Generally, section 7704(a) provides that a publicly traded partnership ("PTP"), with certain exceptions, will be treated as a corporation for purposes of Title 26. Under section 7704(b), an entity may be classified as a publicly traded partnership ("PTP") if interests in the entity are traded on an established securities market, or are readily tradable on a secondary market (or the substantial equivalent thereof).

However, under section 7704(c)(1) and (2), corporate classification will not be imposed on a partnership if at least 90 percent of its income is qualifying income (irrespective of whether its interests are traded on an established securities market, secondary market, or the substantial equivalent thereof). Under section 7704(d)(1), qualifying income includes rents, interest, dividends, and gains from the sale of real property (including dealer property sales described in section 1221(1))) or from other capital assets.

With respect to interest, section 7704(d)(2) incorporates the restrictions provided in section 856(f) of the REIT rules, which generally prohibit interest income that is based on the income or profits of another person.
Section 7704(d)(2) also provides that qualifying interest does not include interest derived from the conduct of a financial or insurance business.

Section 7704(d)(4) further provides that the term "qualifying income" for purposes of the PTP rules includes any income that would qualify for REIT purposes under section 856(c)(2). Such income generally includes interest, dividends, rents, gains from the sale of securities or real estate assets, property tax refunds and foreclosure property income.

The PTP rules do not define what constitutes a financial or insurance business for purposes of section 7704(d)(2), although a similar restriction is also found in the REIT rules. Under section 856(a)(4), a REIT can be neither a financial institution (referred to in section 582(c)(5)[582(c)(2)]), nor an insurance company to which subchapter L applies.

The legislative history for the financial business restriction in the PTP rules provides that:

         "...[A]n exception is provided for certain partnerships, 90 percent of whose gross income is passive-type income....[P]assive-type income is defined as certain interests, dividends, real property rents, etc....[T]he purpose of distinguishing between passive- type income and other income is to distinguish those partnerships that are engaged in activities commonly considered as essentially no more than investments, and those activities more typically conducted in corporate form that are in the nature of active business activities....[F]or example, interest income from the conduct of a banking business is not treated as passive-type income, as deriving interest is an integral part of the active conduct of the business." The report also refers to a securities broker/dealer as an example of a financial business. House Committee Report, P.L.
         100-203.

Under Article IX, section 9.2(n) of the Operating Agreement, MRC,LLC is required to invest only in assets that would be qualifying REIT assets, and to receive gross income (to the extent of 90 percent of its total gross income) that would be qualifying REIT income under section 856(c)(2) of the Code. MRC,LLC's actual gross income will consists primarily of interest, but may include some rents from real property in the case of foreclosed properties or gains from the sale of properties.

With respect to interest earned by MRC,LLC on mortgages or other debt instruments, MRC,LLC represents that such amounts will be qualified interest under section 856(f), for purposes of section 7704(d)(2)(B). MRC,LLC further represents that rents from real property will be qualifying rents under section 7704(d)(3) and that it will not hold assets for sale to customers in the ordinary course of a trade or business.

For purposes of section 7704(d)(2)(A), which prohibits deriving interest from the conduct of a financial or insurance business, MRC,LLC further represents that it will not be a financial institution under section 582(c) (nor an insurance company subject to subchapter L of the Code), since it is not organized under either Federal or state banking laws, will not be a depository institution and will not be engaged in the business of banking. Except in the case of default, MRC,LLC will hold all mortgages for investment purposes until they mature or are refinanced. In addition, MRC,LLC represents that it is not a registered securities broker/dealer, financial advisor or underwriter.

Although section 7704 does not define a financial business, it is clear from the statute and the legislative history that holding interest-generating obligations for investment purposes only cannot be considered a financial business. The example in the committee report indicates that interest would be considered active income when it was an integral part of another active business, i.e., a bank or a securities broker/dealer.

Accordingly, based on MRC,LLC's representations regarding the qualification of its income under the REIT rules, the avoidance of dealer property sales and not being classified as a financial institution, securities broker/dealer, insurance company or financial advisor, in the opinion of Coopers & Lybrand L.L.P., MRC,LLC will not be a financial business for purposes of section 7704(d)(2) of the Code. Consequently, MRC,LLC will satisfy the qualifying income exception under the PTP rules and will not be treated as a corporation under section 7704(a) of the Code.

Taxable Mortgage Pool Rules. Under the taxable mortgage pool ("TMP") rules in section 7701(i) of the Code, an entity, or portion thereof, may be classified as a corporation if substantially all of its assets are debt obligations, at least fifty percent of which are mortgages, and such entity is the obligor under debt obligations with two or more maturities (the payments on which bear a relationship to payments made on the underlying assets).

The income tax regulations and legislative history provide that the taxable mortgage pool rules are intended to prevent income from escaping federal taxation when a mortgage pool is used to issue multiple class mortgage-backed securities. Furthermore, section 301.7701(i)- 1(e)(1) of the regulations provides that debt obligations will have two or more maturities if they have different stated maturities or if the holders of the obligations possess different rights concerning the acceleration of or delay in the maturity of the obligations.

Section 301.7701(i)-2(a) and (b) of the regulations provides that a portion of an entity includes all assets that support one or more of the same issues of debt obligations, but does not include assets that are unlikely to produce any significant cash flows for the holders of the debt obligations.

Section 7701(i)(2)(D) of the Code provides that to the extent provided in regulations, equity interests of varying classes which correspond to maturity classes of debt shall be treated as debt for purposes of this subsection.

The TMP rules are intended to apply to obligations of varying payment classes that are supported by a single pool of mortgages. This type of investment structuring, in which mortgages are "sliced" into fast-pay, slow-pay cash flows may result in the deferral or avoidance of significant amounts of income recognition.

MRC,LLC's classes of Membership Interests are not interests in a taxable mortgage pool for several reasons. First, both the Class A Membership Interests and the Class B Membership Interests represent traditional equity interests, rather than debt obligations, for purposes of sections 7701(i)(1) and 7701(i)(2)(D). Neither class of Membership Interests includes a stated principal amount, nor an unconditional obligation to repay such an amount. Neither class of Membership Interests includes a stated interest amount for the use or forebearance of money and neither class is considered debt under state law.

Furthermore, even if the Company's Membership Interests are characterized as debt obligations for purposes of the TMP rules, the classes of shares representing each mortgage pool do not have multiple maturities for purposes of section 7701(i)(2)(A). Under the statute, payments on debt obligations with multiple maturities must bear a relationship to payments received on the assets of the entity or the assets of a portion of the entity. In accordance with the statute and for purposes of determining a portion of an entity, section 301.7701(i)-2(a) and (b) of the regulations segregates those assets of an entity that will support payments on outstanding debt issuances from those assets that are unrelated to such issuances.

Under the principle set forth in this regulation, each class of interests issued by MRC,LLC is separately analyzed with respect to the underlying assets that support that class. For example, because each Class A Membership Interest participates only in Class A Assets and the Class A Assets support only the Class A Membership Interests, then only the Class A Membership Interests are considered in determining whether the Class A Assets support a debt issuance with multiple maturities. Since the terms of each Class A Membership Interest are identical in all material respects to every other Class A Membership Interest, multiple maturities do not exist and the Class A Assets cannot be a taxable mortgage pool. A comparable analysis applies with respect to the Class B Assets.

Accordingly, the different classes of Membership Interests will not result in the creation of a taxable mortgage pool within the meaning of section 7701(i) of the Code.

In conclusion, in the opinion of Coopers & Lybrand L.L.P., MRC,LLC will be classified as a partnership for federal income tax purposes under section 301.7701-2 of regulations and will not be treated as a corporation under either the publicly traded partnership rules of section 7704 of the Code or as a taxable mortgage pool under section 7701(i) of the Code.

Taxation of MRC,LLC Members. MRC,LLC's items of income, gain, loss, deduction or credit will be allocated proportionately (based on class of membership interests) to Members, which will be treated as partners for tax purposes. As partners for tax purposes, Members may be subject to tax on their distributive share of income or gain, without regard to whether they receive a distribution from MRC,LLC.

Under section 704(d) of the Code, a Member's distributive share of losses of MRC,LLC (including capital losses) is limited to such Member's adjusted basis in the MRC,LLC interests, determined at the end of the taxable year in which such loss occurred. A loss disallowed under this provision generally may be deducted in the taxable year when a Member acquires sufficient additional basis in its interest, either through contributions to MRC, LLC, an increased share of MRC,LLC liabilities, or allocations of income.

Under MRC,LLC's Operating Agreement, holders of Class A Shares generally will be allocated items of income, deduction, gain and loss attributable to Class A Assets, and will receive distributions from income and other sources attributable to Class A Assets. Holders of Class B Shares will receive similar allocations and distributions attributable to Class B Assets. In addition, Class B Members may receive regular distributions of cash attributable to principal repayments on mortgages constituting Class B Assets. Certain general expenses of MRC,LLC will be allocated proportionately among both classes.

Under section 731 of the Code, in the case of a distribution of money to a Member, gain will not be recognized by such Member, except to the extent that any money so distributed exceeds the adjusted basis of the Member's interest in MRC,LLC immediately before the distribution. In addition, losses will not be recognized by Members as a result of a distribution of money (other than in liquidation of a Member's interest in MRC,LLC). Any gain or loss recognized as a result of a distribution generally will be considered as gain or loss from the sale or exchange of the Member's interest in MRC,LLC.

Member Tax Basis. The initial basis of an MRC,LLC interest for a Class A Member will be the net fair market value of such interest, plus the Member's share of liabilities of MRC,LLC following the admission of Class B Members. The initial basis of Class B Member's interest will be the amount of cash contributed by such Member, plus the Member's allocable share of liabilities.

Provided no Member is liable for the liabilities of MRC,LLC, such liabilities will be considered non-recourse for purposes of determining a Member's basis. Under section 1.752-3 of the Income Tax Regulations, non-recourse liabilities are allocated first to the extent of a Member's section 704(b) share of partnership minimum gain;<F3>3 second, to the extent a Member would realize taxable gain under section 704(c) of all of MRC,LLC's property that is subject to non-recourse debt were sold for the amount of the debt and no other consideration; and, third, in proportion to the Member's share of profits of MRC,LLC. Following the organization of MRC,LLC, it will have no section 704(b) minimum gain or section 704(c) gain; thus, liabilities

- ---------
<F3>3 Section 704(b) minimum gain generally is the aggregate gains that would be realized (using book bases) if properties subject to non-recourse liabilities were sold for no consideration other than full satisfaction of the liabilities.
                                       9
will be allocated in accordance with a Member's profits interest.<F4>4

The tax basis of a Membership Interest that is attributable to such liabilities will be reduced as the result of the admission of new Members (e.g., the admission of Class B Members following the initial admission of Class A Members), since the new Members will be entitled to their allocable share of liabilities in accordance with their profits interests. To the extent liabilities are thus shifted from a Member, such amount will be treated as a distribution to such Member. This distribution is applied against and reduces the tax basis of such Member's interest in MRC,LLC. To the extent such deemed distribution exceeds a Member's basis, it could create taxable gain.

However, it is anticipated that MRC,LLC's liabilities will be small relative to its total assets (current liabilities are approximately one percent of Class A Assets). Assuming such liabilities remain de minimus, a deemed distribution resulting from a liability shift will likewise be de minimus and should not exceed a Member's basis.

Under section 705 of the Code, a Member's basis in MRC,LLC interests will also be adjusted for the Member's distributive share of MRC,LLC's taxable income (based on the class of membership interest), tax-exempt income, losses and non-capital expenditures that are not otherwise taken into account in computing taxable income. In addition, under section 733 a Member's basis will be reduced (but not below zero) for non-liquidating distributions by the amount of money distributed to such Member and by the amount of the basis in the hands of the Member of any property distributed to such Member.

Minimum Gain Chargebacks and Qualified Income Offsets. For income tax regulatory compliance purposes, the Operating Agreement contains minimum gain chargeback and qualified income offset provisions. In the event that either of these mandatory allocations is triggered, it could cause some Class A income to be allocated to Class B Members, or Class B income to be allocated to Class A Members.

A minimum gain chargeback would be triggered upon a net decrease in partnership minimum gain for a taxable year. Minimum gain is the amount by which MRC,LLC's nonrecourse debt exceeds its basis in property subject to the debt.<F5>5 A decrease in minimum gain could occur, for example, as the result of the payment of a liability or the sale of a property subject to nonrecourse debt. If there is a reduction in MRC,LLC's minimum gain, then to the extent of the minimum gain chargeback MRC,LLC may be required to allocate proportionately each and every item of gain or income to any Member who was previously allocated nonrecourse

- --------
<F4>4Following the liquidating distribution of MRC,LLC interests, MRC,LLC will have no initial section 704(b) minimum gain or potential gain under section 704(c), since MRC,LLC's assets will have bases equal to their fair market values and its assets are not subject to any non-recourse liabilities.

<F5>5 Assuming no Member will bear the economic risk of loss for any debt of
MRC,LLC, it is likely that all of MRC,LLC's debt would be considered nonrecourse.

deductions.

MRC,LLC represents that it does not intend to maintain any significant levels of debt and therefore does not anticipate creating any minimum gain that could result in a chargeback. Nevertheless, no assurance can be given that minimum gain chargebacks will not occur.

A qualified income offset could occur when a Member receives a distribution from MRC,LLC at a time when such Member has an excess negative capital account balance (i.e., a negative balance in excess of a Member's obligation to make additional contributions). In this case, a portion of each and every item of MRC,LLC's income or gain could be allocated to such partner until the capital account is no longer negative. Although MRC,LLC represents that it does not intend to make distributions that would result in negative capital account balances for any Member, no assurance can be given that qualified income offsets will never be required.

Tax Allocations With Respect To Contributed Properties. Pursuant to section 704(c) of the Code, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the contributed property. The amount of such unrealized gain or loss is generally equal to the difference between a property's fair market value and its adjusted tax basis, and is referred to as the "book-tax difference". Such allocations are solely for tax purposes, and do not affect the book capital accounts or other economic or legal arrangements of the parties.

MRC,LLC will be formed by way of contributions of assets reflecting losses for federal tax purposes. However, as a result of the section 708 termination (caused by the liquidating distribution of Class A Membership Interests by MRC), MRC,LLC's assets will have fair market value bases equal in the aggregate to the bases of the outstanding Membership Interests. Consequently, any book-tax differences will be eliminated and special allocations should not be required under section 704(c). However, should other appreciated or depreciated assets be contributed to MRC,LLC, or should a book-tax disparity otherwise arise, special allocations could be required under section 704(c).

Tax Exempt Investors

General. Income from unrelated trades or businesses may be subject to tax in the hands of a tax exempt entity. Generally, income from a partnership is deemed to be unrelated business taxable income (UBTI) for most tax exempt pension and profit-sharing funds, except that the Code specifically excludes from UBTI all dividends, interest, amounts received as consideration for entering into agreements to make loans, royalties, certain gains from sales of investments, certain rents, certain other items, and all deductions directly connected with such income.

Fees. Certain service fees that MRC,LLC may generate or be reimbursed for (e.g., legal, accounting, appraisal and closing costs) do not represent interest or other excluded forms of income and therefore may be included in UBTI. Typically, these types of fees are reimbursements for costs incurred by MRC,LLC and may be offset at least partially by expense deductions that are directly connected to the fee income.

Real Property Rents. Although MRC,LLC does not intend to invest in real property for the production of rents, it may nevertheless acquire such properties as a result of foreclosure or other transactions. In such case, in order to avoid generating UBTI MRC,LLC may manage such properties in accordance with certain restrictions set forth in the federal income tax regulations. These restrictions are not materially different from certain REIT rules that MRC is currently required to follow in managing real property it may hold.

Debt-financed Property. Generally, a portion of any income from property that is "debt-financed" is considered UBTI. The term "debt-financed" generally means any debt that is incurred or carried in connection with the acquisition or improvement of property. The portion of income that is included in UBTI is that proportion of the total gross income that is derived from or on account of debt-financed property as the average acquisition indebtedness bears to the average amount of the property's adjusted basis throughout the year. To the extent MRC,LLC has no acquisition indebtedness within the meaning of section 514 of the Code, it should not produce any debt-financed income that is includible in UBTI.

Dealer Property Sales. Gains or losses realized from the sale, exchange or other disposition of property held primarily for sale to customers in the ordinary course of a trade or business (i.e., dealer property sales) is UBTI. Whether a particular transaction is a dealer property sale depends on all the relevant facts and circumstances of the transaction. Although MRC,LLC does not intend to generate UBTI from dealer property sales, no assurance can be given that such UBTI will always be avoided.

         Failure To Be Classified As A Partnership

Joint Profit Objective. As noted in the discussion under Partnership Classification Standards, above, in order to be classified as a partnership an entity must have associates with a joint profit objective. Arguably, the separate allocations of income and expenses of MRC,LLC's asset pools to different classes of investors could cause the separate classes not to have a joint profit objective. If a joint profit objective were lacking between the classes, then each separate asset pool may be treated as a separate entity for federal income tax purposes. Even under these circumstances, under the Operating Agreement the separate asset pools will independently have a joint profit objective among the investors in such pool and will not fail to qualify as separate partnerships for lack of a joint profit objective.

If the Class A Assets and the Class B Assets are treated as two separate partnerships, then each pool will be required to file separate partnership tax returns each year. Although investors in the separate pools will technically report income from different partnerships, the federal tax treatment of the investors will not be materially altered as a result of this treatment.

Notwithstanding that a significant portion of the income and expenses of the separate pools will be segregated, a possibility exists that the income from one pool may be allocable to investors in the other pool as a result of the required regulatory allocations. In addition, the assets of either pool may be reached by the general creditors of MRC,LLC. These factors indicate that the income to investors in either pool will be influenced by the overall performance of both pools and that a joint profit objective exists between the pools.<F6>6

Classification as an Association. If MRC,LLC is not classified as a partnership (either because it has a preponderance of corporate characteristics under the partnership classification standards, or is treated as a PTP or TMP), MRC,LLC or a portion of its assets could be treated as an association that is taxable as a corporation for federal income tax purposes. As an ordinary corporation, MRC,LLC would be subject to an entity level tax.

However, if MRC,LLC were classified as a corporation, it may be able to elect qualified REIT status on a prospective basis, provided it otherwise satisfies the REIT organizational, asset and income tests. As a qualified REIT, MRC,LLC would be entitled to a deduction for dividends paid to shareholders, and would thereby avoid an entity level tax on income that is so distributed.

Under section 1.856-2(b) of the Income Tax Regulations, a REIT election is made by computing taxable income as a REIT in the tax return for the taxable year for which the election is to be effective. If MRC,LLC files returns other than as a REIT (i.e., as a partnership), and it is subsequently determined that MRC,LLC is not a partnership for federal tax purposes, then MRC,LLC may be subject to an entity level tax for such prior years notwithstanding that it makes a valid REIT election following the adverse determination.

If MRC,LLC is classified as a corporation, the tax consequences of holding MRC,LLC's Membership Interests would also be affected. Rather than reporting income, gain, loss and deductions under the partnership tax rules, distributions by MRC,LLC would be treated as corporate dividends to the extent they are paid from corporate earnings and profits. Distributions in excess of earnings and profits may be treated either as a return of capital or as a gain if the distribution exceeds the Member's tax basis in its Membership Interest. Such treatment may cause a Member to realize a different amount of income for tax purposes than if it were allocated income under the partnership tax rules.

Furthermore, if MRC,LLC is classified as corporation, but makes a valid election to be taxed as a REIT, the taxation of its dividends may be subject to special rules relating to capital gain dividends and tax withholding under the Foreign Investment In Real Property Tax Act in the

- --------
<F6>6 On May 9, 1996, the Internal Revenue Service published proposed regulations that would permit unincorporated entities to elect to be treated as a partnership or a corporation for federal income tax purposes. The election would not be available in the case of a publicly traded partnership or a taxable mortgage pool. Accordingly, the regulations if finalized are unlikely to affect the classification of MRC,LLC under the PTP and TMP rules. Prop. Reg. section 301.7701-2(b)(7).

case of foreign investors. Although corporate dividends ordinarily are not considered to be unrelated business taxable income for tax-exempt investors, under certain circumstances when a REIT is considered a "pension held REIT" under section 856(h)(3), its dividends or a portion thereof may be UBTI.

Other Tax Considerations

The MRC,LLC and its Members may be subject to state or local taxation in various state or local jurisdictions. In addition, special tax considerations may apply depending on the tax status and circumstances of particular investors.

Please advise Mr. Mark Brumbaugh (202-822-5608) or Mr. David Brandon (202-822-4063), both in our Washington, DC office, if you have any questions regarding this letter or if we can be of any further assistance.

Sincerely,



Coopers & Lybrand, L.L.P.







cc:      Mr. Thomas Lewand
         Ms. Barbara Bluford
         Ms. Cheryl Dunn